Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Tiziana Life Sciences plc:

We consent to the incorporation by reference of our report dated April 3, 2019 with respect to the consolidated balance sheets for the years ended December 31, 2018 and December 31,2017 and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2018, and the related notes, for Tiziana Life Sciences plc, which report appears in the December 31, 2018 annual report on Form 20-F.

/s/ Mazars LLP.

Mazars LLP

London

April 3, 2019